August 25, 2005

Mail Stop 4561

Mr. Paul McKnight
Chief Financial Officer
Incentra Solutions, Inc.
1140 Pearl Street
Boulder, CO 80302

Re: Incentra Solutions, Inc.
          Form 10-KSB for the year ended December 31, 2004
          Form 10-QSB for the quarter ended March 31, 2005
          File No. 0-32913

Dear Mr. McKnight:

        We have completed our review of your Form 10-KSB and related filings and do
not, at this time, have any further comments.

                                        Sincerely,

                                        Steven Jacobs
                                        Accounting Branch Chief